Filed by Palm, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Handspring, Inc.

Commission File No.: 0-30719

On June 24, 2003, Palm, Inc. held a conference call announcing its earnings for the fourth quarter of fiscal 2003. A replay of the conference call is available via webcast at www.Palm.com and through a dial-in number. The following is a transcript of the conference call.

Palm, Inc. Fourth Quarter, Fiscal 2003 Results Teleconference Remarks

Jimmy Johnson, Manager, Investor Relations—Palm Solutions Group

Good afternoon everyone. I’d like to welcome securities analysts, shareholders and others listening today to Palm’s fourth quarter results conference call.

I’d like to remind everyone that today’s comments will include forward-looking statements. These statements are subject to risks and uncertainties that may cause actual results and events to differ materially. These risks and uncertainties are detailed in Palm’s filings with the Securities and Exchange Commission, including its Form 10-K for the fiscal year ended May 31, 2002, as amended, and its Form 10-Q for the fiscal quarter ended February 28, 2003. In addition, Palm and PalmSource intend to file registration statements on Form S-4 in connection with the merger involving Palm and Handspring and the distribution of PalmSource stock to Palm stockholders. Investors and security holders are urged to read these filings when they become available because they will contain important information about this transaction.

Please note that on the conference call we will provide listeners with several financial metrics determined on a non-GAAP basis. These items, together with the corresponding GAAP numbers and a reconciliation to GAAP (where practicable), are contained in a document that is posted on our website at www.palm.com in the “investor relations” section. We encourage listeners to review these items.

I’d now like to turn the call over to our chairman and CEO, Eric Benhamou.

Eric Benhamou, Chairman and Chief Executive Officer—Palm, Inc.

Thank you, Jimmy, and good afternoon everyone.

The two principal themes of today’s call are similar to last quarter’s:

•	First, the handheld industry is continuing its recovery
•	Second, Palm is executing well against its business objectives, and is strengthening its position as industry leader. Our focus on innovative solutions and our continued attention to operational discipline are paying off.

Consistent with last quarter’s call, I will start my remarks with an update on industry trends. I will then review the highlights of our financial results for the quarter. While the focus of today’s call will be our quarterly performance, we will also reference our recent announcements pertaining to the completion of the spin-off of PalmSource and our planned acquisition of Handspring, and will be prepared to provide additional clarifications on these topics during the question and answer session. We are pleased with the way our customers, partners and investors have greeted these announcements, and look forward to completing this transaction in the Fall. The next milestone will be the submission of our filings with the

SEC and other regulatory agencies, which should occur in July, as we previously indicated. Following my remarks, Todd Bradley, CEO of Palm Solutions, and Dave Nagel, CEO of PalmSource will then offer their individual comments on their respective businesses. And Judy Bruner, Palm’s CFO will review our financial performance and future outlook.

Industry trends

I’ll start with industry trends. Last quarter, I reminded you of the year-over-year growth rate in the sell-through of Palm branded devices across all channels and geographies over the past several quarters. This number hit a trough of –27% in the spring of 2002. In the 3 subsequent quarters, it moderated to –20%, then –12% and –8%. This past quarter, this growth rate turned positive for the first time in six quarters and reached +5%. This pattern of progressive recovery is consistent with the expectations we formulated when we started fiscal year 2003. It is gratifying to see our efforts to re-invigorate product innovation and to re-energize the market rewarded and our unit demand return to positive growth. In part, this is due to industry stabilization, which we have been driving for the past several months. It is also a reflection of the increasing contribution of emerging growth segments such as wireless data handhelds and smartphones. But in Palm’s case, it is even more a reflection of the market acceptance of our new Zire and Tungsten products, which Todd will discuss further, and of the share gains we were able to score in recent weeks.

Several times in the last 12 months, I stated that we continue to expect that in the course of calendar 2003, the industry will return to positive unit growth. Our results last quarter are a strong indication that this prediction is now being realized.

I listed several key factors contributing to this progressive recovery:

•	First, significant technology improvements including ARM-based designs, better screens, improved battery life and innovative industrial designs. Over the past quarter, nine such products featuring these technological improvements were introduced by Palm or its licensees.
•	Second, data-oriented, always-on wireless networks using GPRS or CDMA 1x standards. Palm Powered products like Palm’s Tungsten W, Handspring’s Treo 600, Kyocera’s 7135 or Samsung’s i500 are all taking advantage of that trend.
•	Third, new applications, including communication and rich media applications. Palm’s Zire 71 is a good example of a successful handheld that leverages music and photo applications.
•	And finally, new emerging markets such as China and Brazil. The introduction by Legend of the first PalmOS-based handheld for China is capitalizing on that trend.

Financial results

Let me now turn to our financial results.

We were pleased to be able to exceed the high end of the range of expectations we had set last quarter. You will recall that 3 months ago, we knew that our new products would only begin shipping in the latter part of the quarter, and it would have been inappropriate for us to formulate bullish expectations. Yet, we were able to achieve revenues of $226M, as compared with the $185M to $200M revenue range we originally anticipated. Similarly, our non-GAAP operating loss was $7.5M [GAAP operating loss of $13.7M] as compared to the forecasted loss range of $20M to $25M. Here are a few additional highlights of our key operational metrics, compared to our performance in the year ago quarter:

•	Non-GAAP gross margins of 32.7 percent vs 35.0 percent; [GAAP gross margins of 32.5 percent vs 40.9 percent]
•	Non-GAAP operating expenses of $81.3 million vs $98.0 million; [GAAP operating expenses of $87.4 million vs $123.0 million]
•	Inventory of $22.7 million vs $55.0 million

•	Inventory turns of 26 vs 12; and
•	Cash-to-cash cycle of 3 days vs 4 days.

We end the year with favorable momentum on virtually every key metric of our corporate dashboard. If we compare Palm’s situation today vs a year ago, several factors bode more favorably for the period ahead:

•	We have stabilized the industry deceleration trends that we witnessed a few quarters ago, and growth rates are now positive and improving
•	We have reconfigured the industry structure to be more conducive to growth, as a result of our impending spin off of PalmSource and acquisition of Handspring
•	We have made our product lines, both on the Palm Solutions side and the PalmSource side significantly more competitive
•	And our management teams have built a strong track record of disciplined operational execution, and having completed the significant tasks associated with separation activities, will benefit from even greater focus on their respective businesses as we move forward.

While the economic context continues to be a challenge, we believe our opportunities for growing shareholder value have improved, and we look forward to the chance to demonstrate it in the year ahead.

Now, for more specific commentaries on each business, I will turn it over to Todd Bradley first, followed by Dave Nagel.

Todd Bradley, President and Chief Executive Officer—Palm Solutions Group

Thank you, Eric, and hello everyone. I’m pleased with our results this quarter and the progress we’ve made on driving growth back into our young industry.

Let me start by reiterating the three strategic objectives for Palm Solutions we committed to last December, which we believe will drive greater shareholder value. The objectives are:

1.	To grow the market for mobile devices;
2.	To maintain industry leadership; and
3.	To achieve consistent profitability.

They each remain highly relevant, and they guide our daily and long-term decisions.

Next, I’ll turn to a recap of our Spring Launch, which we believe captured mind share and market share with our customers.

And I’ll close with some comments about how we are positioning Palm Solutions to be an even stronger competitor with a compelling growth strategy. Our proposed acquisition of Handspring, announced June 4, is a highlight of our progress on this effort.

Strategic Objectives

Growing the market is our first objective. We are convinced the market for handheld computing is in its very early stage and quite promising.

As Eric mentioned, we have seen the return to growth in the worldwide sell-through of our handhelds following six quarters of year-over-year decline.

A part of the improving picture reflects our introduction last fall of two new sub brands to target distinct market segments:

•	The Zire sub brand speaks to individuals taking their first steps beyond paper organizers all the way to demanding multimedia enthusiasts who want MP3, video and digital-photography capabilities in addition to personal information management. These products—Zire and Zire 71—have received tremendous praise from customers as well as from influential news outlets including the Wall Street Journal, The New York Times and Fortune Magazine.

Our first Zire product, an entry-level device priced at $99 U.S. retail and built to deliver a strong margin, has been extremely successful. More than 1 million Zire handhelds have been sold since its October debut, and it has been named among the “Best Products of 2002” by influential publications, including BusinessWeek and PC Magazine.

Next is the multimedia-rich Palm Zire 71, introduced April 23. Reception around the world has been overwhelmingly positive to its high-resolution color screen, MP3 and video capabilities and its innovatively designed digital camera. NPD reports that the Zire 71 handheld immediately became the top-selling handheld in U.S. retail.

Priced at $299 U.S. retail, the Zire 71 has allowed us to capitalize on this sweet spot in the marketplace for a full-featured mass-market device, as we had planned. And quite a few gift guides—including those in Fortune Magazine and Entertainment Weekly—have promoted this product as an ideal gift for the Dad’s & Grads season we’re now in.

•	The other sub brand we have developed is Tungsten. It addresses the requirements of mobile professionals who need critical information away from the office, on a wirelessly networked campus or other Hot Spot. This family of products includes members with integrated Bluetooth, GSM/GPRS coverage, or Wi-Fi connectivity, as in our latest product, the Palm Tungsten C.

Tungsten C has been described as one of the best Wi-Fi products on the market by customers and many influential news organizations, including the Financial Times, CBS News, PC Magazine and InfoWorld. It features nearly two times the battery life of the comparable HP product and twice the download speed. Many noted its $499 U.S. retail price tag as highly competitive.

We intend to help drive Wi-Fi usage and are encouraged by the fact that there are more than 3,400 hotspots in the U.S. alone, according to wifinder.com

Whether it’s attracting new buyers away from paper organizers, or empowering business people to stay connected on the run, we’re growing the market, our No. 1 objective. And we’re also accomplishing our No. 2 objective – maintaining marketshare leadership.

Our all-channel U.S. market share was 50 percent in April, according to the latest NPD monthly study.

Our momentum in Europe continues to build, as well. We gained more than 5 points of retail share in the seven largest European countries—Germany, France, UK, Italy, Sweden, Netherlands and Spain—reaching 40.4 percent in the February/March 2003 timeframe from 35 percent in February/March 2002 timeframe, according to market research firm GfK.

On a worldwide basis, we retained our leadership with a 35 percent share in Q1 of calendar 2003, according to IDC.

We have made good progress on our first two objectives, and we’ve made substantial improvements in the operational foundation of Palm Solutions in the last 2 years.

But more work remains before we can accomplish our No. 3 objective—achieving consistent profitability. We will continue to expand the market and drive for greater top-line growth because this will help us capitalize on the expense-control measures we’ve taken and bring the benefit to the bottom line. Effective expense management has resulted in a significantly lower breakeven point.

Spring Launch

Now I’ll turn to our Spring Launch and share a little more about what others have been saying about Palm Solutions now that they’ve seen great products from us in the fall, and again in the spring.

•	The New York Times said “The Zire 71 brings Palm back into the ring for marketplace battle with its multimedia-savvy competitors—without having compromised its principle of keeping things simple.”
•	The Zire 71 handheld is “without question, Palm’s best consumer handheld in years—probably ever,” says Handheld Computing.
•	eWeek says our Tungsten C has bridged the gap with Pocket PC devices and “has done so without discarding the solid design and good battery life that marked previous Palm successes.”
•	Echoing the sentiment from media coverage around the world, InfoWorld wrote, “If anyone doubted that Palm could compete on an equal footing with the feature-laden Pocket PCs, the introduction of the Palm Tungsten C and the Zire 71 should put those doubts to rest.”

Making Palm Solutions More Competitive

My last topic today is about how we are positioning Palm Solutions to be an even stronger competitor. Starting from a foundation of operational excellence, we are focusing our resources on select areas where we believe we’ll get the best top-line growth and the highest return.

Our strategic alliance with IBM, our premier partner in the business world, is growing and has excellent potential. This quarter, IBM introduced Websphere 4.3 and created the Mobile Office Entry Jumpstart, which includes IBM e-servers, WebSphere software and IBM services to help businesses test run WebSphere software using Palm Tungsten handhelds.

We also licensed IBM’s WebSphere(TM) Micro Environment Java(TM) 2 Micro Edition—or J2ME for short—a certified runtime environment for use in future Palm Tungsten handhelds.

This action is significant because it means that more than 3 million members of the Java development community will be able to develop and deploy business applications for mobile work forces and consumer applications for gaming and information on the go using the language and tools in which they have already invested.

Our focus on vertical markets is also showing results. I’ll share just one example today, because it’s such a rich illustration of the versatility of our solutions and the broad base of applications that it can be used on it.

In our education vertical, we announced that North Carolina State University’s College of Veterinary Medicine will purchase Palm Tungsten C Handhelds for all first-, second- and third-year students. Students will start with the basic functionality of personal information management, and then use DataViz’ Docs-to-Go for Word, Excel and Powerpoint. By the way, industry notables including the Wall Street Journal’s Walt Mossberg and The New York Times’ David Pogue have written that Palm handhelds using Docs-to-Go deliver a superior Microsoft Office experience to what’s possible on a PocketPC-based handheld.

The students also will use video and audio capabilities to learn medical procedures. They’ll use Acrobat PDF files for reference materials. And they’ll access rich new patient-record systems containing patient histories, pharmacy records and medical images—all wirelessly. This example from one of the nation’s top four veterinary schools shows the power and versatility of our solutions and the value it can bring to our customers.

Perhaps the boldest move we’re making to increase Palm Solutions’ competitiveness is our proposed acquisition of Handspring, announced June 4. We announced a merger of leaders—the world’s leading maker of handheld computers and a global leader of Palm OS based smartphones. The result, we believe, will be the best and broadest portfolio of innovative handhelds that delivers what matters most to customers, built from a foundation of operational excellence. This acquisition will help us deliver on all our strategic objectives of growing the market, maintaining industry leadership, and achieving consistent profitability.

The strategic and operational benefits to the merged company include:

•	Maximizing Palm and Handspring’s combined scale and operational excellence to take full advantage of future growth opportunities;
•	Delivering an unmatched portfolio of innovative products from traditional and multimedia handhelds to wireless handhelds and smartphones;
•	Adding Palm’s strong brand and distribution channels to Handspring’s highly regarded Treo product line and carrier relationships; and
•	And we’re creating the best leadership team in the handheld computing and communications space, committed to driving handheld computing into deeper and broader solutions.

We’re pleased to see the market reaction to our news, and we’re excited about concluding the merger this fall and creating what we expect to be the most competitive pure-play handheld computing and communications company in the industry.

Now I’ll turn the floor to Dave Nagel.

David Nagel, President and Chief Executive Officer, PalmSource, Inc.

Thank you, Todd.

As I discussed in the previous conference calls for FY03, I have set three goals for PalmSource:

1.	Expand and grow the Palm economy.
2.	Provide industry leadership in technology and product choice.
3.	Build a robust, sustainable and profitable business

I am pleased with the strong and steady progress we have made with respect to each of these goals in Q4, as well as for all of FY03. Let me outline some of those accomplishments:

Our first goal is to expand and grow the Palm Economy.    While the economic environment had a dampening effect on Q4 and FY03 results, we have still made good progress in expanding and growing the Palm Economy. Some highlights for FY03 include:

•	First, we substantially increased the number of Palm OS licensees, growing our family of announced licensees from nine as of the end of FY02, to fifteen as of the end of FY03. In Q4, we added two new licensees to those previously announced:
o	Aceeca: Aceeca specializes in handheld and fixed mount computing solutions for the enterprise and industrial markets. The Meazura™ IDA or Industrial Digital Assistant as they call it, is the world’s first customizable Palm OS® device featuring the MZIO™ expansion slot, opening up multiple markets to developers.
o	Tapwave: Pioneers of a new category of mobile entertainment gear, Tapwave aims to change the way people live, play and interact on the go. Tapwave is developing a portfolio of innovative next-generation products tailored to deliver the most fun and function in mobile entertainment gear
•	Second, our licensees increased both the number and the diversity of products for the handheld and the communicator markets. We have begun to see the emergence of the first 3rd generation smart phones based on Palm OS. Palm Powered smartphones account for the lion’s share of the U.S. smart phone market, where CDMA-based networks lead. IDC estimated our U.S. market share was 75% in calendar 2002. Kyocera is now shipping a 3rd generation CDMA smart phone (the 7135) and two of our licensees, Samsung, the #3 handset manufacturer worldwide, and Handspring have both announced new GSM based smart phones, which should allow PalmSource to penetrate the globally important GSM markets. Palm Powered CDMA and GSM smart phones and other communicator products may now be used on 50 networks in 35 countries worldwide.
•	Third, we announced Portable Innovation Technology (PiTech) as the first Palm OS System Development Partner. Through this partnership, PiTech will provide a one-stop solution to Palm OS licensees who want to reach the market quickly with their own branded high quality and unique Palm Powered™ devices.
•	Fourth, along with adding GSL and Legend as two key licensees in the China market, we announced the opening of the PalmSource subsidiary in Hong Kong and the opening of the PalmSource representative office in Beijing.
•	Fifth, we continue to experience significant growth in the number of independent developers supporting Palm OS, with the total of registered developers now exceeding 270,000, an increase of more than 50,000 in the past year. This growing developer support also is measurable by the hundreds of new and updated applications appearing every month for the full range of Palm Powered devices. These applications now number more than 18,000, up from 12,500 a year ago.
•	Finally, Palm Powered devices continued to hold market leadership in the major retail markets of the U.S., Europe and Japan, according to market tracking statistics provided by NPD, by GfK and BCN.

Taken together, these various efforts all contribute to the goal of expanding and growing the Palm economy.

Also, in FY03, we also continued to make substantial progress advancing our second goal: to provide industry leadership in technology and product choice. The progress includes:

•	First, seeing the fruits of a deliberate strategy to encourage innovation and product design differentiation. Newly announced innovative devices from Garmin, Fossil, Legend, Tapwave and from our other existing licensees highlight the diversity of products based on Palm OS, delivering technology leadership and delivering customer choice.
•	Second, launching Palm OS 5. Most of our licensees have developed or are now developing products based on the native ARM processors.
•	Third, announcing a licensing agreement for CIC’s Jot® handwriting recognition software wherein “Graffiti® 2 powered by Jot,” has been embedded by PalmSource into our Palm OS platform. The new Graffiti 2 handwriting software supports an intuitive, more natural form of input, minimizing learning time for new users and easing the transition for experienced users.
•	Fourth, announcing the shipment of an advanced PalmSource Web Browser to Palm OS licensees.
•	Fifth, teaming up with Good Technology to bring GoodLink™ to Palm OS, with Research in Motion to bring BlackBerry technology to Palm OS, with Sony Ericsson to provide Bluetooth interoperability, and with WebLink Wireless, a leading wireless messaging company, with whom PalmSource is working to enable wireless e-mail, text messaging and Internet access on WebLink’s ReFLEX® network.

Going forward, we intend to stay clearly focused on industry leadership as well as identifying the best growth opportunities for the future. We have good expectations for PalmSource’s wireless revenues in FY04 and we expect to see an acceleration of business opportunities from this segment.

Our third goal is to build a robust, sustainable and profitable business.    I am pleased to report that PalmSource has made record setting progress with respect to this goal in FY03. For Fiscal Year ‘03 full year, we achieved the following:

•	For FY03, we achieved record revenues of $73.4m, a 5% increase over FY02, noteworthy in light of the difficult economic and business climate. We also saw an increasing trend toward revenues coming from licensees other than the Palm Solutions Group. Revenues from other licensees increased 29% year-over-year and non-Solutions Group licensee revenues grew to 46% of total revenues vs 38% in FY02. While we expect Palm Solutions Group to continue as the market leader in handheld devices and communicator products, we believe that the existence of PalmSource as a standalone company will grow the overall market for Palm Powered mobile devices.
•	Also in our seasonally strongest quarter Q3, FY03, we reported $26.3M in revenues, the best in our short history and our first profitable quarter.
•	Also in FY03, we were able to maintain our segment gross margin percentage in the low 90’s. Going forward, our goal for gross margin is 88% to 92% as we increase our mix of revenues from lower margin professional services and as we continue to license third party technologies for integration into the Palm OS.
•	Operating expenses for the full year FY03 declined by $8.9m, or 10%, to $81.9m, as compared to $90.8m for FY02. This reduction in operating expenses was achieved despite a $3.5m increase in unusual expenses related to separation costs, restructuring expenses and amortization of intangibles. Q4 FY03 non-GAAP operating expenses (before these unusual items) declined to $15.9M from $18.7M in Q4, FY02. Q4, FY03 was the first quarter that reflected the full benefit of the 18% reduction in force we implemented in Q3, FY03.
•	We continue to show consistent year over year improvement on the bottom line, with the FY03, Q4 operating loss improving by almost half to $2.7m. For the full year FY03, the operating loss was $14.2m, a 45%, or $11.7m improvement over the $25.9m operating loss reported for FY02.

PalmSource continues to steadily improve its financial performance. We believe that the impending spin off of PalmSource will allow us to accelerate this trend.

While we are pleased with the solid and steady progress we have made in FY03, we have not yet achieved a level of sustainable profitability. That is our next financial goal.

Now I would like to turn the call over to Judy Bruner. Judy. . .

Judy Bruner, Senior Vice President and Chief Financial Officer—Palm Solutions Group

Thank you Dave and Good Afternoon everyone.

Before I take you through the Q4 financial results and Q1 guidance, I want to set the stage for some terminology I will use. You are probably aware that new SEC regulations went into effect at the end of March 2003 that govern the use of non-GAAP measures in SEC filings, press releases, teleconferences, and other forms of communication. I will make reference to certain non-GAAP measures in several areas of my script. In addition, I will define certain segment metrics to measure the results of our two businesses, Palm Solutions and PalmSource. I use these measures because we believe they provide relevant information for investors to use in assessing our results.

In many cases, these non-GAAP measures facilitate comparison to historical results and provide greater transparency to information used by management in its financial and operational decision-making. When I reference a non-GAAP measure, I will also provide the corresponding GAAP measure. As Jimmy indicated at the beginning of our call, you will find reconciliations for all the non-GAAP measures in our press release and in a separate document posted on our website.

Please note that we have also modified the format of the GAAP to Non-GAAP income statement reconciliation in our press release to reflect a format that we believe is easier to interpret. Now to the Q4 results.

Revenue for the quarter was $225.8 million, down 3% from Q4 of last year, and up 8% sequentially from the third quarter. We clearly exceeded our revenue expectations due to a well-executed and well-received Spring product launch. I indicated to you in March that we were cautious as to the contribution our new products would make to the fourth quarter given an expected launch in the second half of the quarter, and while we expected the year over year comparison of worldwide unit sell-through to continue on its improvement trend, we thought this comparison would still be slightly negative or perhaps close to break-even. The contribution of our Spring products to fourth quarter revenue was more than we had forecasted, and the strong market reception to the Zire 71 and Tungsten C drove our worldwide unit sell-through for Q4 to increase 5% year over year. I said in March that we expected our worldwide unit sell-through to cross into positive territory on a year over year basis before the end of calendar 2003. We are very pleased that this occurred in the Spring quarter. Both Palm branded devices and the Palm OS gained market share in the Spring, and we believe that our innovative and feature rich products are leading the way in driving an overall market turn-around.

We achieved our Q4 revenue results while continuing to manage channel inventory for Palm branded devices between 7 and 8 weeks, squarely within our desired range, and very similar to the level of the last two quarters and that of Q4 of last fiscal year.

Solutions Group revenue for the quarter was $217.1 million, down 4% from Q4 of last year, and up 10% sequentially. The Solutions Group shipped 931 thousand units, up 4% from 891 thousand units in Q4 of last year, and down 7% from 1.006 million units shipped last quarter. The blended average selling price for the quarter was $207, compared to $216 in Q4 of last year, and up significantly from $169 last quarter as the mix of products shifted in the direction of mid-range and higher-end products with the Spring launch. Handheld revenue this quarter was $193 million, and revenue from accessories, wireless access and customer service was $24 million. Products introduced within the last year represented 62% of units shipped and 59% of revenue, demonstrating the importance of consistent and rapid innovation in this market.

PalmSource revenue this quarter was $17.3 million, down 7% from Q4 of last year and down 34% sequentially. Remember that PalmSource’s seasonally strong quarter is the February quarter in which it recognizes holiday revenue from its licensees, so we expected the May quarter to be down sequentially. PalmSource’s Q4 revenue from the Solutions Group, 50% of its revenue, was down 25% on a year over year basis, primarily due to a later Spring launch this year vs. last year, which impacted the timing of PalmSource’s revenue recognition and led to the year over year overall decrease in revenue. PalmSource’s revenue from external customers rose 24% on a year over year basis, primarily reflecting the expanding set of Palm OS products.

Palm’s total revenue mix between U.S. and International for the fourth quarter was:

	Q4’03	Mix	Qtr/Qtr Change	Yr./Yr. Change
U.S.	$124.5M	55%	–5%	–14%
International	$101.3M	45%	+12%	+15%

Total	$225.8M	100%	+8%	–3%

For the third quarter in a row, our device business experienced the strongest year over year performance in Europe. While the strength of the Euro relative to the US dollar resulted in some positive translation impact, true demand as measured by unit sell-through was up significantly in Europe, reflecting the European market share gains described by Todd. Unit sell-through was up over 20% on a year over year basis in Europe, up approximately 1% year over year in the U.S., and down approximately 10% in Asia, with retail spending impacted by the SARS epidemic.

Gross margin

Non-GAAP gross margin for the quarter was 32.7%, down from 35.0% in Q4 of last year, but up from 31.3% last quarter, reflecting fewer and less aggressive pricing changes than in the third quarter.

The non-GAAP gross margins that I have referenced exclude two items in our results:

1.	First, in FY02 our GAAP gross margins included a significant benefit from the sale of a portion of inventory that had been written off in FY01. In order to provide the most comparable comparison of gross margins from Q4 FY02 to Q4 FY03, we have excluded this benefit recorded last year.
2.	Second, from a GAAP perspective, gross margins include that portion of amortization of intangibles that is related to cost of revenues. We report all expense for amortization of intangibles on one line on our income statement. Thus the ‘gross margin’ calculated using revenue less cost of revenue without a portion of amortization of intangibles is a non-GAAP measure of gross margin.

On a GAAP basis, our gross margin for the quarter was 32.5%, down from 40.9% in Q4 of last year, and up from 30.6% last quarter.

For Segment performance measurement purposes, we evaluate gross margin on the same basis as the non-GAAP consolidated gross margin.

The Solutions Group segment gross margin for Q4 was 26.5%, compared to 29.3% in Q4 of last year and 23.8% last quarter. At 26.5%, the Solutions Group segment gross margin is in our desired range of 25-30% while offering very competitive pricing on our new products. For all of FY03, segment gross margin for the Solutions Group was 25.4%, up from 22.1% in FY02.

The PalmSource segment gross margin for Q4 was 91.3%, compared to 92.0% in Q4 of last year and 94.7% last quarter. At 91.3%, the Palmsource segment gross margin is also in our desired range of 88-92%.

Expenses

Our non-GAAP operating expenses for Q4, which includes ‘sales and marketing’, research and development’ and ‘general and administrative’ expenses were $81.3 million, down 17% year over year, and down 6% sequentially, reflecting the partial impact of restructuring actions initiated in February. GAAP operating expenses were $87.4 million, including $0.4 million for amortization of intangibles, $3.8 million of separation costs related to the upcoming spin of PalmSource, and $2.0 million of restructuring charges related to facilities and headcount actions we initiated in February and described in our last earnings call.

Operating Income/(Loss)

The non-GAAP operating loss for Q4 was $7.5 million, compared to a non-GAAP operating loss of $16.3 million in Q4 of last year and a non-GAAP operating loss of $21.2 million last quarter. It is notable that with revenue 3% lower than Q4 of last year, we reduced our non-GAAP operating loss by more than half.

The GAAP operating loss for Q4 was $13.7 million, which is also significantly reduced from the GAAP operating loss of $25.9 million in Q4 of last year and the GAAP operating loss of $167.1 million last quarter.

For Segment performance measurement purposes, we evaluate segment-operating contribution on the same basis as consolidated non-GAAP operating income/loss.

The segment operating contribution for Solutions Group was a loss of $7.9 million in Q4, compared to a loss of $13.1 million in Q4 of last year. The segment operating contribution for PalmSource was a loss of $0.1 million in Q4, close to break-even, compared to a loss of $1.6 million in Q4 of last year. The segment contribution improved for both businesses on a year over year basis and sequential basis.

Other Income/(Expense), Taxes, Net Income and EPS

Other income and expense was $0.2 million of income for Q4, compared to $3.2 million of expense last quarter. This quarter’s other income of $0.2 million included a $6.4 million insurance receipt from a three year-old business interruption claim related to a fire at a supplier factory. This insurance receipt is partially offset by a write-down of two equity investments and a charge for the pending settlement of specific legal matters. Last quarter’s other expense of $3.2 million included $2.7 million for the settlement of legal matters.

Tax expense in Q4 was $1.6 million related primarily to foreign taxes. The non-GAAP net loss for Q4 was $8.9 million compared to a non-GAAP net loss of $17.8 million in Q4 of last year. The GAAP net loss for Q4 was $15.0 million compared to a GAAP net loss of $27.5 million in Q4 of last year.

Our Q4 non-GAAP net loss per share was $0.30 and our GAAP net loss per share was $0.51.

Our balance sheet results for Q4 reflect continued strong operational performance. Accounts receivable days’ sales outstanding was 39 days, unchanged from Q3. Inventory on our balance sheet decreased by $0.6 million to $22.7 million, resulting in inventory turns growing from 19 last quarter to 26 this quarter.

This receivable and inventory performance is noteworthy given a new product launch in the second half of the quarter. Accounts payable dollars remained approximately flat quarter to quarter, with accounts payable days coming down from 51 days to 49 days. The resulting cash conversion cycle was 3 days, a consistent level for three quarters in a row and close to our break-even objective. We used $22 million of cash and short-term investments during fiscal Q4, primarily reflecting the net loss for the quarter and payment for accrued restructuring activities. Our cash usage was less than the $35-45 million we forecasted in March due to higher revenue and gross margins from our new products driving better than forecasted bottom line performance, combined with no increase in our inventory investment. Total Palm cash and short-term investments ended the fiscal year at $242 million.

Forward-Looking Guidance

I’ll now turn to forward-looking guidance and provide you with information related to our current estimates for the first quarter of FY04. With the PalmSource spin and the Handspring merger planned for the Fall, the August quarter will not reflect these transactions. As a result, I will provide first quarter guidance for the existing Palm company. As has been our practice, we do not intend to update these comments during the quarter.

Revenue

As was the case last year, we expect revenue for the August quarter to be sequentially down from the May quarter due to typical summer seasonality. We expect a continuing positive comparison for year over year sell-through units, and an increase in our blended ASP versus the year ago quarter. At the same time, we are planning to drive a somewhat lower channel inventory position at the end of the August quarter in preparation for Fall product introductions. These factors lead us to a forecasted revenue range for Q1 of $175 million to $185 million, up from revenue of $172 million in Q1 of FY03.

Gross Margin

We expect the lower sequential sales volume in Q1 to lead to a non-GAAP gross margin percentage that is below Q4’s non-GAAP gross margin of 32.7%. Our forecast is to expect non-GAAP gross margins approximately equal to the level reported in Q1 of last year, which was 31.7%. This takes into consideration expected pricing actions as is typical over the seasonally slower summer months. GAAP gross margins are forecasted to be slightly lower, taking into account that portion of amortization of intangibles that is cost of revenues related.

Expenses

We expect non-GAAP expenses to come down slightly from the $81 million reported in Q4, with the lower expenses being due primarily to restructuring actions that were initiated in February and which will be fully implemented in the Fall. On a GAAP basis, we also expect to report separation costs, restructuring charges, and a small amount of amortization of intangibles. The sum of separation, restructuring, and amortization of intangible expenses are expected to be between $5 and $10 million.

Operating Income/Loss, Other Expense and Taxes

This guidance should result in a non-GAAP operating loss in the range of $20 to $25 million, an improvement from the $32 million non-GAAP operating loss reported for Q1 of last year. On a GAAP basis, we would expect the operating loss to be $5 to $10 million higher. Other Expense is forecasted to be approximately $2 million, and the provision for taxes should be approximately $1.5 million for foreign taxes.

Balance Sheet

Turning to our balance sheet expectations for the first quarter, we expect our cash conversion cycle to be approximately break-even. We expect cash usage of $20 to $25 million, similar to the quarter just ended, with the primary factor being the expected P&L loss.

Summary

In summary, we are making progress toward our objective to return to profitability and positive cashflow. Our strategy for returning to consistent profitability is comprised of three elements:

1.	Continue our emphasis on operational excellence to deliver improvements in gross margins, operating expenses, and balance sheet management.
2.	Drive market and revenue growth through product innovation and geographic expansion, and
3.	Lead the market in wireless solutions, both within Palm Solutions and PalmSource.

We believe both Palm businesses are well positioned to continue progress on all three of these fronts in FY04.

We’ll now open the call for your questions.

Operator

Thank you, the floor is open for questions. If you have a question, press the numbers one followed by four on your touchtone keypad at this time, please. If at any point your question has been answered, you may remove yourself from the queue by pressing the pound key.

The first question is coming from Arindam Basu of Morgan Stanley. Your line is live.

Arindam Basu—Morgan Stanley Dean Witter—Analyst

Hi, Thank you. Judy, just to get quick clarification on the channel inventory levels and then, Todd, regarding the Zire product line, what do you think the road map will be going forward? How feature rich can you get it before it’s virtually a TUNGSTEN product and what is the differentiation at that point, and if you can share some of your thoughts. Perhaps not getting into product lines, but maybe into differentiation between the product lines, I would appreciate that.

Judy Bruner—Palm, Inc.—SVP and CFO

This is Judy. I’m not sure what your question was on channel inventory levels, but we ended the fourth quarter between 7 and 8 weeks of channel inventory, which was very consistent with the last several quarters and last year, and we would expect that channel inventory level to come down somewhat in the first quarter as we prepare for the fall product launch.

Arindam Basu—Morgan Stanley Dean Witter—Analyst

Okay, That’s perfect. I was thinking about the guidance for the upcoming quarter. Thank you.

Todd Bradley—Palm Solutions Group—President and CEO

This is Todd. Zire, how will it differentiate, first, as we talked with many of you, we spent a lot of time on customer segmentation and what’s important for the different segments. So, clearly, the entry level Zire is a product that has been exceptionally strong cross and won the both at entry-level space that you will see us continue to innovate in, and we will continue to drive a new customer into the space with that entry-level product. 71, which, you know, came out a couple weeks ago is the first time multi-media device. You can expect to see us to continue to really differentiate between that Zire, that multi-media Zire and the TUNGSTEN’s, really based on applications and applications we bundle and then very much with a way that we sell the product, where we sell it, to who we focus on. For example, Zire 71 launches with the MP3 capabilities, but TUNGSTEN products will launch with database, which is a far more of a business type of application.

So clearly, you will see some similarities between the products. All except the entry level will be on base, color based and you will see similarities from that perspective. But from an application perspective and a focus on usage, clearly, we will continue to drive products around the segment that we have spoken about.

Eric Benhamou—Palm Inc.—Chairman and CEO

The IBM relationship that Todd mentioned in his remarks, the bundling of the j 2 ME package is read on the tungsten line emphasizing that the business orientation. Next question, please.

Operator

The next question is coming from Joseph To of Lehman Brothers. Your line is alive.

Joseph To—Lehman Brothers—Analyst

Thanks a lot. Nice quarter. You guys have roughly six months of the year down, and you are seeing a pickup in year-over-year sell-through, what’s your sense of what the market’s going to be like for the entire year, in terms of growth? Is it going to be flat or slightly up? And then secondly, relating to that, in terms of just orders patterns throughout the year, you know, how much of—I guess, total market sales occur in the—you know, in the summer quarter and then, I guess, in the November quarter, if you can break down on that—that would be great. Thanks.

Eric Benhamou—Palm Inc.—Chairman and CEO

Well, let me speak to the first question you that you raised. In general, we have been pretty consistent in the forecast of how the year would unfold, and we have tracked and reported the growth rate of sell-through quarter by quarter, and we believe that’s breaking into a positive territory with something that we wanted to see happen that we grow to make—that we drove to make it happen, and we think that’s a positive trend that will continue. In Judy’s forecast for Q1 that she characterized in terms of top-line growth, you are going to continue to see—year-over-year growth positive in terms of sell-through.

I do expect that—that the economy will moderately improve in the second half compared to the first half. There’s not a weight great deal in the forecast (inaudible). This is already a part of the business model that we expected. So the transition from minus to plus is to be expected. We’re pleased that it has happened and we’ll think that it will be more pronounced as the months go by in the year.

As far as the seasonality that you asked before, clearly, the fall season is a disproportionate lion’s share of our business over the year, and I wonder if Judy has any statistics based on historical patterns. Judy.

Judy Bruner—Palm, Inc.—SVP and CFO

I was going to add, Joe, for the last two years, our revenue in the first half of the year versus the second half of the year has been relatively balanced, but as said, the clear seasonality that you see in our numbers is that the November quarter is the strongest quarter. The summer quarter, the August quarter tends to be probably the weakest given especially slow summer seasonality in the European region.

Eric Benhamou—Palm Inc.—Chairman and CEO

When PalmSource separates from Palm, you will see the seasonality be translated to what is fiscal Q3, which is the winter quarter.

Joseph To—Lehman Brothers—Analyst

Thanks, Judy. Thanks, Eric, I appreciate it.

Eric Benhamou—Palm Inc.—Chairman and CEO

Next question.

Operator

Thank you. The next question comes from James Faucette of Pacific Crest. Your line is live.

James Faucette—Pacific Crest—Analyst

Thanks. I wanted to go in quickly into the mix a little bit more. Can you just comment on the relative level of sell-through? Obviously, the Zire 71 has done quite well, but what about the TUNGSTEN C, as well as what’s your feedback so far in terms of those products peaking? That is, are you seeing a higher than normal level of returns on those, are they staying pretty well in the channel? Thanks.

Eric Benhamou—Palm Inc.—Chairman and CEO

Todd, do you want to comment on that?

Todd Bradley—Palm Solutions Group—President and CEO

I’ll start and maybe Judy can add some other comments. TUNGSTEN C has actually done well for us. We knew when we launched the product it was extremely feature rich, was focused on an enthusiast, although at a very, very competitive price, significantly more competitive than anything else in the marketplace. So we haven’t seen any type of significant return activity on C. It’s adopted the way we expected it to adopt, and we’re pleased with the product overall. I don’t know if you want to add.

Judy Bruner—Palm, Inc.—SVP and CFO

I’ll just add that, you know, the Zire 71, of the two new products that were introduced, the volume, as you can expect, is large and swift for the Zire 71, but we are very pleased with the volumes that we’re seeing on TUNGSTEN C, and there’s been absolutely no noticeable difference that we’ve seen in any kind of returns level. And then I indicated for you, James, the percentage of our units and of our sales that came from products introduced in the last year, and that included, in addition to the two we’ve been talking about, the $99 Zire product and the TUNGSTEN C.

James Faucette—Pacific Crest—Analyst

All right. Perfect. Thank you very much.

Todd Bradley—Palm Solutions Group—President and CEO

Next question please.

Operator

The next question is coming from Paul Coster of J.P. Morgan. Your line is live.

Paul Coster—J.P. Morgan Chase—Analyst

Thanks very much. A couple of quick questions—60% of products, Judy, you said 60% sales are from new products in the last 12 months. Do you have any sense of whether these are first-time buyers or we’re entering into an upgrade cycle, particularly on the consumer side but also on the enterprise side.

Todd Bradley—Palm Solutions Group—President and CEO

Paul this is Todd. Clearly, Zire 71, we’re comfortable has brought a first-time buyer into the marketplace. We are, you know, by definition, the product and the family we created with Zire, we think we have seen some upgrades from Zire to Zire 71 and then the Zire 71 because of its breadth, we think has also brought a new customer in from both a consumer and probably more of a small business perspective. We still think about 20% of what we sell is pretty consistently going straight into the enterprise and also, I think, of the spring products we have seen people upgrade to TUNGSTEN C is really focused on not just the first-time buyer, but the Palm enthusiast now has pretty significant capability from the processor and memory and great screen.

Paul Coster—J.P. Morgan Chase—Analyst

Which generation do you think they’re migrating from, Todd?

Todd Bradley—Palm Solutions Group—President and CEO

I think across the board, I think you are seeing some Zire move up to Zire 71.

I think the TUNGSTEN line up were all has been extremely appealing to the Palm 5 buyer. Because each one of the TUNGSTEN product has connectivity, built in bluetooth and T 8.211 and C, and GPRS in W, it’s giving people a significant reason to upgrade, on top of the other features, Paul, that we built in. Great battery life, great screens. Still on that basic premise of very easy to use.

Paul Coster—J.P. Morgan Chase—Analyst

Lastly, Judy referenced price section, ahead is that likely to be reactive to competitors, or is it in anticipation of clearing out and venturing for the new product line? If you could weight it.

Judy Bruner—Palm, Inc.—SVP and CFO

Yes, it would really be just price changes as we expect in the normal life cycle and evolution of the product in our product line.

Todd Bradley—Palm Solutions Group—President and CEO

Paul, as we talked about, we’re pretty—we really developed our selves into a cycle of spring and fall products, so we have a very good roadmap. I think the products we’ve launched this fall and the spring have been extremely competitive from both the feature and price perspective, so these are actions that we’ve got planned.

Paul Coster—J.P. Morgan Chase—Analyst

Great, Thank you.

Eric Benhamou—Palm Inc.—Chairman and CEO

Paul, I will add that the question that you asked earlier about first-time buyers versus existing buyers upgrading, it’s a question that we often try to find the answer to. It’s very, very hard to find. Very hard to measure, and no market research firm is really doing a particularly good job of providing answers to these things so we’re just giving you trend information based on anecdote as opposed to any kind of scientific analysis.

Paul Coster—J.P. Morgan Chase—Analyst

I appreciate that. Thanks, Eric.

Todd Bradley—Palm Solutions Group—President and CEO

Next question.

Operator

Thank you. The next question comes from Charlie Wolf of Needham & CO

Charlie Wolf—Needham & Company

Thanks. I have two questions. One for Todd and one for Dave. With respect to the Zire, whether you ever add wireless capabilities to that product? That’s the first question. And the second is in terms of PalmSource’s revenues, what kind of percentage growth did you experience in licensing revenues for wireless products as opposed to pure organizers?

Todd Bradley—Palm Solutions Group—President and CEO

Charlie, it’s Todd. Well, first, ever is a very long time to respond to. We continue to see the entry-level Zire as a basic pin device that’s focused on bringing a new customer into the space. You know, we don’t talk about future roadmap, but right now, most of — all of our wireless efforts are focused on the TUNGSTEN Live.

Dave Nagel—PalmSource—CEO

Charlie, we haven’t and don’t intend to break out the revenues by product class, whether wireless or handheld, so I can’t really answer that question.

Charlie Wolf—Needham & Company

okay. Thanks a lot.

Todd Bradley—Palm Solutions Group—President and CEO

Charlie, if you want us to get a sense of sort of color as to which kind would grow faster, obviously, we have higher expectation of the wireless products and this is true for both businesses. This should enjoy a faster growth rate than the average.

Charlie Wolf—Needham & Company

Thanks.

Todd Bradley—Palm Solutions Group—President and CEO

Next question, please.

Operator

Thank you. As a reminder for any questions, one followed by four, please.

And the next question is coming from Barry Richards of CIBC World Markets Corp. Your line is live.

Barry Richards—CIBC World Markets Corp.—Analyst

A couple of questions, Judy, head count. For Todd, you talked about some of the other products. I wonder if you could add commentary specifically around the TUNGSTEN W. Are those unit sell-throughs meeting your expectations, first? Second, who are the types of buyers? Third, will you be looking to add new carriers ahead of the Handspring integration?

Judy Bruner—Palm, Inc.—SVP and CFO

Okay, Barry, on the head count, head count for the Solutions group is slightly under 700 people, and head count for PalmSource is approximately 300 people.

Barry Richards—CIBC World Markets Corp.—Analyst

Thanks, Judy, and Todd, on the W.

Todd Bradley—Palm Solutions Group—President and CEO

Yeah, Barry, I will try and hit each one of these. W, again, when we launched the product, we launched it from a connectivity standpoint, and it is selling through to our expectations. Who is buying? Small business professionals are buying. The kind of core mobile professional is buying, and will we add more carriers? We’ve added a couple of carriers in Europe on a generic skew that we have. Well, we added orange two weeks ago, and you will see that products start to-ship and we added some smaller carriers in Europe, so you can expect to continue to see us look at those carrier relationships, not just for W, but for future products.

Barry Richards—CIBC World Markets Corp.—Analyst

And with the comments on the fall new product launches, will you hold off on some of the innovation on the wireless side in anticipation of the Handspring integration?

Todd Bradley—Palm Solutions Group—President and CEO

Well, our — well, our fall product launches, you know, were underway and in development before we announced the Handspring acquisition, so the products we’ll announce this fall were very much on our roadmap prior to doing Handspring, as was the Handspring product. They’re executing on their plan of record before we completed the acquisition.

Eric Benhamou—Palm Inc.—Chairman and CEO

Barry, as you can imagine, we have to refrain from engaging in any rationalization of carrier channels before the merger is completed.

Barry Richards—CIBC World Markets Corp.—Analyst

Thank you. Nice quarter.

Eric Benhamou—Palm Inc.—Chairman and CEO

Thanks.

Operator

The next question is coming from Tim Long of Credit Suisse First Boston. Your line is live.

Tim Long—Credit Suisse First Boston—Analyst

Hi. Good afternoon and congratulations on a good quarter. A couple more of product-related questions. Sorry to continue the trend here, but with the TUNGSTEN C, do you guys see a pickup in interest in that from the enterprise? Secondly, when do you foresee having a device out there that’s BlackBerry enabled? Thank you.

Todd Bradley—Palm Solutions Group—President and CEO

Carrie this is Todd. I will start and maybe Dave will want to speak to the BlackBerry issues. TUNGSTEN C, yes, we see interest from the enterprise and we have seeded units and continue to work with enterprises that is deployed 802.11 campuses and we also see interest from enthusiasts. It’s a very—because of the value of the product, the price appeal, the feature set, and aggressive adoption of 802.11, we see good interest both in the United States and Europe for it. As far as when we have room on our products, we have variable e-mail types of capabilities available today, both push and pull products. We do license a keyboard from Rim, and that’s kind of it from a Palm Solutions group roadmap perspective.

Eric Benhamou—Palm Inc.—Chairman and CEO

Carrie, let me just remind you, that Tom Sorensen (Ph) in the research in motion announced that the Rim was going to be creating a Palm OS client for their e-mail servers. It will be up to individual licenses to choose to adopt that, whether Palm or anyone else.

Tim Long—Credit Suisse First Boston—Analyst

Okay.

Eric Benhamou—Palm Inc.—Chairman and CEO

Let me ask this from an anecdotal perspective. I observed that our executives at Palm have gravitated naturally towards the use of the TUNGSTEN C, which is in part because we have Wi-Fi throughout the building so it’s a natural transition for everyone. I notice it gets used a lot in meetings. I believe this was our last question, but let me see if anyone else is in the queue here. Any other questions?

Operator

Yes, sir. We do have a question coming from Andy Neff of Bear Stearns.

Andy Neff—Bear Stearns, Inc.—Analyst

The question really relates to I don’t know how much detail you can go into regarding the Palm in terms of spin-off and thing like that. But can you just give us a sense in terms of as you look forward can you give us any sense of what you will do in terms balance sheet issues, in terms of breaking the two companies apart?

Eric Benhamou—Palm Inc.—Chairman and CEO

Andy, this is Eric. No, we can’t do this at this time. But we reiterate that we will be on track for completing the files for July, as we said, and the information will be on in the actual filing, and we intend to spend a lot of time with you and investors to make sure that this information is completely clear in your minds so you can start to model the two companies as independent companies.

Andy Neff—Bear Stearns, Inc.—Analyst

Okay. Thanks very much, Eric.

Eric Benhamou—Palm Inc.—Chairman and CEO

I believe this was our last question, so I will just offer some quick closing comments.

We’re happy to end the year with a corporate dashboard now looking up. We moved from red to orange and now sweating more like green, and we’re very encouraged by that. As I mentioned, July will be a very intense month because we will be completing our filings for this large transaction. It is pivotal and is quite strategic for both businesses and we will be spending lots of time with you going over lots of details and we look forward to responding to questions.

I will just summarize by saying that we’re now looking to fy04 and we are more optimistic than we have been in a long time in terms of both the economy looking a tad better and certainly having a lot more self-confidence in terms of strategies of both businesses, the roadmap, the partnerships we have and (inaudible) in place. Thank you very much.

Operator

Thank you. That does conclude today’s teleconference. You may disconnect your lines at this time and enjoy your day.

Cautionary Note Regarding Forward-Looking Statements

This script contains forward-looking statements within the meaning of the federal securities laws, including, without limitation, statements regarding the following: Palm’s operational execution, discipline and progress; handheld industry demand and growth; Palm’s existing, new and future products; customers and customer segmentation; wireless and wireless capabilities; Palm’s technologies and growth and trends relating to such technologies; Palm’s market and market trends; market share position; revenue; operating results and taxes; demand and gross margins; expenses; cash and cash flow; growth and growth opportunities; Palm’s enterprise strategy, related products and services and strategic alliances; Palm’s strategies and profitability, including milestones; the distribution of PalmSource stock to Palm shareholders; the merger transaction involving Handspring; shareholder value; and the handheld market. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially, including, without limitation, the following: fluctuations in the demand for Palm’s existing and future products and services and Palm ability to forecast such demand; Palm’s third party manufacturers meeting their performance obligations; Palm’s suppliers providing Palm with quality components and elements on a cost effective basis; Palm’s ability to maintain successful relationships with distributors, retailers and resellers and expand its distribution channel; Palm’s ability to hire, retain, integrate and motivate sufficient qualified personnel; Palm’s ability to secure and protect its intellectual property; risk associated with international operations; the expansion of wireless networks; growth in the markets for Palm’s products and services and the industries in which Palm operates; Palm’s ability to successfully operate two separate companies and possible problems arising from the separation of Palm’s Solutions Group and PalmSource the approval of the merger and distribution transactions by the Palm and Handspring stockholders; the satisfaction of closing conditions to the merger and distribution transactions, including the receipt of regulatory approvals; the successful integration of Handspring’s employees and technologies with those of Palm; fluctuations in demand for Palm’s and Handspring’s products and solutions; the ability to successfully combine product offerings; the possibility that the business cultures of Palm and Handspring are incompatible; possible development of marketing delays relating to product offerings; the combined company may not successfully integrate the operations of Palm and Handspring in a timely manner, or at all; the combined company may not realize the anticipated benefits or synergies of the merger; possible defects in the products and technologies developed; a possible technological shift in the handheld and operating system industries; Palm’s ability to successfully manage its expenses, inventory, supply chain and cash; Palm’s ability to build additional strategic alliances and relationships; Palm’s ability to compete with existing and new competitors; and possible future price cutting or other actions by competitors. A detailed discussion of other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in Palm’s most recent filings with the Securities and Exchange Commission, including its Quarterly Report on Form 10-Q for the quarter ended February 28, 2003. Palm undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this script.

Additional Information and Where to Find It

Palm, Inc. and Handspring, Inc. intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the reorganization transaction involving Palm, PalmSource, Inc. and Handspring. In addition, PalmSource intends to file a registration statement on Form S-4 containing a prospectus relating to the distribution of PalmSource shares to the existing stockholders of Palm. Investors and security holders are urged to read these filings when they become available because they will contain important information about the reorganization transaction described herein. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Palm by contacting of Palm Investor Relations (877-696-7256 or palm.ir@corp.Palm.com). Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Handspring by contacting Handspring Investor Relations (Bill Slakey at 650-230-5000 or bslakey@Handspring.com). Investors and security holders may obtain free copies of the documents filed with the Securities and

Exchange Commission by PalmSource by contacting PalmSource Investor Relations (Al Wood at 408-400-3000 or Al.Wood@Palmsource.com).

Palm and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the joint proxy statement/prospectus of Palm and Handspring described above. PalmSource and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the prospectus of PalmSource described above Additional information regarding the directors and executive officers of Palm is also included in Palm’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about August 26, 2002. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Palm by contacting Palm Investor Relations (877-696-7256 or palm.ir@corp.Palm.com).

Handspring and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Handspring and Palm in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the joint proxy statement/prospectus of Palm and Handspring described above. Additional information regarding these directors and executive officers is also included in Handspring’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about October 1, 2002. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Handspring by contacting Handspring Investor Relations (Bill Slakey at 650-230-5000 or bslakey@Handspring.com).